Filed Pursuant to Rule 424(b)(3)

Registration No. 333-205684

RW HOLDINGS NNN REIT, INC.

SUPPLEMENT NO. 4 DATED OCTOBER 4, 2017

TO

PROSPECTUS DATED APRIL 28, 2017

(as supplemented by Supplement No. 1 dated May 17, 2017,

Supplement No. 2 dated August 18, 2017 and

Supplement No. 3 dated September 19, 2017)

This prospectus supplement (“Supplement”) amends and supplements our prospectus, dated April 28, 2017, as supplemented by Supplement No. 1 dated May 17, 2017, Supplement No. 2 dated August 18, 2017 and Supplement No. 3 dated September 19, 2017 (the “Prospectus”). This Supplement should be read in conjunction with the Prospectus, as previously supplemented. This Supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or previous supplements to it. This Supplement is qualified by reference to the Prospectus, as previously supplemented, except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus, as previously supplemented.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update regarding the status of the offering;
B.	To describe the completion of our acquisition of a property consisting of three industrial and office buildings located on two parcels of land with an aggregate net rentable space of 91,740 square feet in Santa Clara, California (the “Santa Clara Property”); and
C.	To describe the terms of debt financing related to the acquisition of the Santa Clara Property.

PROSPECTUS UPDATES

A.	Status of the Offering

The following supersedes and replaces the first paragraph under the “Status of the Offering” section of the Prospectus:

On July 20, 2016, we commenced our reasonable best efforts $1 billion initial public offering of up to 100 million shares of our common stock, including 10 million shares pursuant to our distribution reinvestment plan, and we are currently selling our shares in the following states: CA, CO, CT, FL, GA, HI, ID, IL, IN, KY, LA, MO, MT, NH, NV, NY, SC, SD, TX, UT, VA, VT, WI, and WY.  As of October 1, 2017, we had received aggregate gross offering proceeds of $77,462,272 in connection with the sale of 7,746,227 shares of our Class C common stock, including 209,232 shares sold under our distribution reinvestment plan for aggregate gross offering proceeds of $2,092,319. Accordingly, as of October 1, 2017, there were 92,253,773 shares remaining available for sale in connection with the offering, including 9,790,768 shares pursuant to our distribution reinvestment plan.

B.	Acquisition of the Santa Clara Property

On September 28, 2017, we, through a wholly-owned subsidiary of the Operating Partnership (the “Buyer”), completed the acquisition of a 72.7% tenant in common interest in the Santa Clara Property. The remaining 27.3% interest is owned by two special purpose limited liability companies that are controlled by a board member of our sponsor (the “Co-tenants in Common”, and together with the Buyer, the “Buyers”). The seller, San Tomas Income Partners LLC, is not affiliated with us or our affiliates.

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The contractual purchase price of the Santa Clara Property was $29 million less certain closing costs. We funded our pro rata portion of the purchase price with proceeds from our ongoing initial public offering and a mortgage loan of approximately $14.5 million from an unaffiliated lender, which is described more fully below.

In connection with the acquisition, we expect to pay our advisor approximately $626,000 in acquisition fees.

The buildings in the Santa Clara Property are leased to Fujifilm Dimatix, Inc. (the “Tenant”), an unaffiliated tenant that is the world’s leading provider of inkjet printheads for commercial and industrial printing, pursuant to two separate lease agreements. Both lease agreements have lease terms that expire on March 16, 2026, but each lease also provides the Tenant with three five-year renewal options at 90% of the then-current fair market rental value of the applicable premises at the time of each renewal. The aggregate annual base rent under the leases is $1,981,584.00. The Santa Clara Property is expected to generate approximately $18.2 million in total rental revenue over the course of the remaining terms of the leases.

We currently intend to install bracing, tension ties and other improvements at the Santa Clara Property, which will help it to resist seismic activity in the future, and expect construction costs to be between $1 and $2 per square foot of rentable space. Notwithstanding the foregoing improvements, we believe the Santa Clara Property is suitable for its intended purpose and adequately covered by insurance.

For federal income tax purposes, the cost of Santa Clara Property, excluding the cost attributable to land, will be depreciated for tax purposes over a 39-year period on a straight-line basis. The depreciable basis in the Santa Clara Property is approximately $23 million.

The average occupancy rate for the Santa Clara Property for the last five years was as follows:

Year	Average Occupancy Rate
2012	100%
2013	100%
2014	100%
2015	100%
2016	100%

The average effective annual rental per square foot for each of the last five years for the Santa Clara Property was as follows:

Year	Average Effective Annual Net Rent per Leased Sq. Ft.(1)
2012	$12.77
2013	$13.15
2014	$13.54
2015	$13.95
2016	$14.37

(1)	Average effective annual net rent per leased square foot for each year is calculated by dividing such year’s accrual basis total rent revenue (excluding operating expense recoveries, which have been approximately $200,000 per year) by the average square footage under lease on December 31 of each year.

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The table below sets forth a schedule of expiring leases for the Santa Clara Property by annualized effective base rent (net of rental abatements) and by leased rentable square feet.

Year	No. of Expiring Leases	Annualized Effective Base Rent	% of Annualized Effective Base Rent	Leased Rentable Sq. Ft. Expiring	% of Property Rentable Sq. Ft. Expiring
2017	―	―	―	―	―
2018	―	―	―	―	―
2019	―	―	―	―	―
2020	―	―	―	―	―
2021	―	―	―	―	―
2022	―	―	―	―	―
2023	―	―	―	―	―
2024	―	―	―	―	―
2025	―	―	―	―	―
2026	2	$2,432,944.80	100%	91,740	100%

C.	Description of Debt Related to the Acquisition of the Santa Clara Property

On September 28, 2017, the Buyer, along with the Co-tenants in Common, entered into a mortgage loan agreement with River City Bank (“River City”) for a principal sum of $14.5 million (the “Loan”) to fund the acquisition of the Santa Clara Property. River City is not affiliated with us or our affiliates. The Loan is secured by a first priority lien on the Santa Clara Property and an assignment of all rents on the Santa Clara Property.

The Loan requires monthly payments of principal and interest. Principal and interest accrued on the Loan are due and payable on the first day of each month commencing in November 2017. The Loan has a fixed interest rate per annum equal to 3.86% and matures on October 1, 2027. The Loan may be prepaid at any time, subject to certain conditions, including but not limited to the payment of a prepayment penalty in the event of prepayment of the Loan prior to July 1, 2027.

The Loan contains various customary events of default, with corresponding grace periods, including, without limitation, covenants regarding the making of applicable payments as they come due, false statements and other customary covenants which are more fully described therein. Upon the occurrence of an event of default under the Loan, River City may declare all sums owed under the Loan immediately due and payable. The Buyer’s liability under the Loan and the related loan documents is joint and several and therefore limited to the Buyers’ collective interest in the Santa Clara Property, including its leases and rents.

In connection with the Loan, we provided a non-recourse carve out guaranty of the payment of certain losses, damages, costs or expenses incurred or suffered by River City as a result of certain intentional acts and other events adversely affecting the Santa Clara Property. The Co-tenants in Common have agreed to indemnify the Company with respect to any guaranty obligations to the extent of their pro rata interest in the Santa Clara Property.

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